EXHIBIT 4
RESURGENCE HEALTH GROUP, LLC
1400 Buford Highway
Building R-3
Sugar Hill, Georgia 30518
November 7, 2007
VIA HAND DELIVERY AND EMAIL
Mr. Robert M. Thornton, Jr.
Chief Executive Officer
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339
          Re: Offer for SunLink Health Systems, Inc.
Dear Mr. Thornton:
     Resurgence Health Group, LLC and/or one or more of its subsidiaries (collectively, “RHG”) is pleased to submit this proposal to acquire SunLink Health Systems, Inc. (the “Company”), by means of a statutory cash merger transaction in which all the holders of the outstanding shares of the Company’s common stock, no par value (the “Common Stock”), would receive $7.50 per share in cash for each outstanding share of Common Stock held of record by them on the effective date of the merger (the “Offer”). Berggruen Holdings, Ltd. and/or one or more of its affiliates (collectively, “BH”) is prepared to provide the financing for the Offer (the “Transaction”). Although as aforementioned, we would expect the transaction structure to involve a single-step, statutory merger, we are willing to discuss with you alternative transaction structures which you may deem to be in the best interests of your stockholders and which would be the most expeditious in consummating the Transaction.
     In addition to the Common Stock consideration, which represents an approximately 26% premium over yesterday’s closing sale price, the Transaction would, to the extent deemed necessary by RHG, include at closing: our repayment of all principal and interest on borrowings outstanding under the Company’s bank credit facilities, the accelerated vesting and full cash settlement of all in-the-money options and warrants for Common Stock outstanding at the date hereof at the spread between the Offer price and the exercise price per share, and honoring the terms of all management change-in-control agreements in effect on the date hereof.
     We intend to offer employment to a substantial percentage of the Company’s current employees. In that regard, at the earliest opportunity we would like to discuss with the Company’s senior management transition and post-closing integration matters. We will not include as a closing condition in the definitive Transaction documentation the employment or retention of any Company employees. With respect to the Company’s employees generally, we expect to maintain and/or replace on substantially similar economic terms all existing Company benefit plans and welfare programs.
     RHG, a privately held company that was formed in 1999, was organized to acquire and operate rural and other small hospitals, and currently operates three facilities. Furthermore, three of the most senior members of RHG’s corporate staff have master’s degrees in hospital or healthcare administration. All such persons have significant work experience in the hospital and acute healthcare sector. The CEO and COO of RHG have worked together in such operations for 15 years. RHG is headquartered in metropolitan Atlanta, Georgia with hospital operations in Georgia and Alabama.
     BH is a private company investing internationally in an extensive range of asset classes, including direct private equity, real estate and public market securities. With assets in excess of US$ 1 billion and portfolio companies in the US and Europe, BH has primary offices in New York, Los Angeles and London. BH has informed us that it presently has available cash on hand, banking relationships and borrowing capacity sufficient to pay the entire cash consideration required by the Transaction as described in this Offer, as well as all related Transaction fees, costs and expenses.
     This Offer is subject to our satisfaction with the results of our financial, legal and business due diligence investigation of the Company and the negotiation and execution of definitive Transaction documentation, which our counsel will begin preparing promptly after your acceptance hereof for distribution to you and your counsel after completion of the initial phase of our due diligence investigation. Except with respect to the fee reimbursement described in the paragraph immediately below, until definitive Transaction documentation has been entered into, this Offer does not create any legally binding obligation or any agreement or agreement to agree among RHG, BH, or the Company.
     If we are unable after good faith negotiations to reach a definitive agreement by December 15, 2007, you agree to reimburse our fees and expenses (including fees and expenses of our professional advisors) incurred by us in connection with our due diligence investigation of the Company and the preparation and negotiation of transaction documentation, up to a maximum of $500,000. We expect to complete our due diligence investigation (including, limited inspections, contracts reviews, review of management’s projections and underlying assumptions, audit work paper and internal control and corporate governance reviews, regulatory compliance assessments, management employment negotiations, and healthcare and general regulatory compliance) by an outside date of December 15, 2007. Absent anything of a materially adverse nature discovered in the course of our due diligence, our Offer price set forth herein is firm.
     Please note that this Offer is subject to there being no changes to the Company’s fully diluted equity capitalization or indebtedness as it exists on the date hereof and there being no changes to the nature of the Company’s operations, business segments or to any executive employment, severance or “change-in-control” arrangements and agreements in effect of the date hereof.

     We appreciate that you will need to carefully review this Offer with the Company’s directors and senior management. If it would best facilitate the Company’s and its directors’ decisional process, we would welcome an in-person principals’ meeting with you, the directors and members of the Company’s senior management team.
     The definitive agreements will include customary representations, warranties, operating covenants, conditions, and deal protection provisions, including customary voting support agreements, expense reimbursement and a break-up fee to be paid in the event that the Company terminates the definitive agreement as a result of certain trigger events, primarily relating to such party accepting or discussing with a competing or alternative third party a transaction, and other requisite covenants of the Company to help ensure our consummation certainty, but subject to a customary “fiduciary out”.
     In the interim, should you have any questions regarding this Offer, please do not hesitate to contact me at 770-904-6731, or Jared Bluestein of BH at 212-380-2235. In addition, your senior management and professional advisors should feel free to liaise directly with either our M&A counsel, Charles Ganz of Sutherland Asbill & Brennan, at 404-853-8125 or BH’s M&A counsel, Clifford E. Neimeth of Greenberg Traurig, LLP, at 212-801-9383.
     We are committed to executing this Transaction as expeditiously as practicable and sincerely look forward to working with you and the Company. If the foregoing is acceptable to you, please execute this letter in the space provided below to acknowledge your agreement therewith.

Very truly yours,

RESURGENCE HEALTH GROUP, LLC

By:	/s/ Philip H. Eastman, III
Name: Philip H. Eastman, III
Title: Chief Executive Officer
Agreed and accepted as aforesaid:
SUNLINK HEALTH SYSTEMS, INC.

By:

Name:
Title:

cc:	Dr. Steven J. Baileys
Ms. Karen B. Brenner
Mr. Howard E. Turner
Mr. C. Michael Ford
Mr. Gene E. Burleson
Mr. Michael W. Hall
Mr. Christopher H.B. Mills